Exhibit 99.1

SUNEDISON AND VIVINT SOLAR REACH AGREEMENT TO AMEND DEFINITIVE MERGER AGREEMENT TO ACQUIRE VIVINT SOLAR; BLACKSTONE-SPONSORED VEHICLE TO BECOME KEY STAKEHOLDER AND COMMITS TO PROVIDE $250 MILLION CREDIT FACILITY

Highlights:

•	Vivint Solar transaction modifications

•	$2.00/share reduction in cash consideration;

•	$0.75/share increase in stock consideration; and

•	At Vivint Solar’s option, and with the consent of the Blackstone-sponsored vehicle, public stockholders of Vivint Solar may be paid all cash consideration; if such option is exercised, Blackstone-sponsored vehicle will accept stock and convertible notes of SunEdison in lieu of a substantial portion of the cash it would have otherwise been entitled to receive in the merger.

•	Blackstone-sponsored vehicle to become a leading shareholder of SunEdison

•	Commitment to provide $250 million credit facility to fund business growth

•	Transaction expected to close in the first quarter of 2016

MARYLAND HEIGHTS, Missouri, LEHI, Utah and NEW YORK, New York, Dec. 9, 2015 - /PRNewswire/ — SunEdison, Inc. (NYSE: SUNE) (“SunEdison”), the largest global renewable energy development company, and Vivint Solar, Inc. (NYSE: VSLR) (“Vivint Solar”), a leading provider of residential solar systems in the United States, have reached an agreement to amend and modify the terms of the definitive merger agreement previously announced on July 20, 2015. In conjunction therewith, SunEdison also announced today that 313 Acquisition LLC (“313 Acquisition”), the vehicle controlled by private equity funds managed by Blackstone (NYSE: BX) (“Blackstone”), has entered into a commitment to provide a $250 million credit facility to fund the ongoing growth of SunEdison. The merger is anticipated to close in the first quarter of 2016.

“SunEdison is very pleased to reach an agreement with Vivint Solar and 313 Acquisition to modify the merger agreement. Given the recent market volatility, we believe the modified agreement is in the best interest of all parties. We look forward to growing our residential and small commercial business with Greg Butterfield and his exceptional team,” said Ahmad Chatila, SunEdison’s chief executive officer. “In addition, we are also delighted to add the Blackstone team as a key new stakeholder and partner.”

“We are excited to join the SunEdison team,” said Greg Butterfield, Vivint Solar’s chief executive officer. “We look forward to continuing to strengthen our leading platform in the residential and small commercial space.”

“We believe the combined SunEdison and Vivint Solar platform will be well positioned to be the leader in the growing renewable energy space, and we are pleased to see the transaction move forward,” said Peter Wallace, Vivint Solar’s board chairman and Blackstone’s senior managing director. “Blackstone looks forward to SunEdison’s future success.”

Terms of Transaction and Financing

Under the terms of the amended merger agreement, Vivint Solar stockholders will receive merger consideration per share consisting of $7.89 per share in cash without interest, plus the number of shares of SunEdison common stock they would have received under the terms of the original deal (presently 0.120 shares of SunEdison common stock per share of Vivint Solar common stock based on the application of the collar), plus an additional number of shares of SunEdison common stock intended to have a value equal to $0.75, plus $3.30 in principal amount of SunEdison convertible notes (modified from the original deal to have a maturity of four years rather than five years). This represents a reduction in the cash merger consideration to be received by Vivint Solar stockholders of $2.00 per share from the original deal and an increase in SunEdison common stock of $0.75 per share. In order to render the transaction into an all-cash deal for the public stockholders of Vivint Solar, and thereby facilitate a closing more quickly than would be the case if the SunEdison common stock and convertible notes otherwise issuable to the public stockholders had to go through the SEC registration process in connection with filing the Proxy Statement/Form S-4, Vivint Solar, with the consent of 313 Acquisition, may elect to have the consideration payable to the Vivint Solar stockholders, other than 313 Acquisition (the “Public Stockholders”), to be paid in all cash. Under this option, the Public Stockholders would receive, for each share of Vivint Solar common stock, (i) $7.89 per share in cash and (ii) an additional cash amount representing the fair market value of the convertible note consideration and the stock consideration otherwise payable to the Public Stockholders in the merger as determined by Vivint Solar (and as approved by Vivint Solar’s board of directors in consultation with outside counsel and an independent financial advisor). In contrast, 313 Acquisition would receive additional consideration consisting of all of the SunEdison common stock and SunEdison convertible notes that would otherwise have been payable to the Public Stockholders, and would bear a corresponding reduction in the aggregate amount of cash it receives as merger consideration equal to the amount of additional cash that will be paid to the Public Stockholders. Such election may be made prior to the Securities and Exchange Commission (the “SEC”) declaring effective the Proxy Statement/Form S-4 to be filed by SunEdison and Vivint Solar in respect of the merger and in any event no later than 75 days following the date of the amendment to the merger agreement (or such earlier date on which Vivint Solar informs SunEdison in writing that it does not intend to exercise the election).

The number of shares of SunEdison common stock received by the Vivint Solar stockholders for each share of Vivint Solar common stock will consist of (i) the number of shares of SunEdison common stock having a value determined under the original merger agreement, which based on the current trading price of the SunEdison common stock would be capped at 0.120 shares of SunEdison common stock per share of Vivint Solar common stock, and (ii) the number of additional shares having a value of $0.75 per share of Vivint Solar common stock based upon the volume weighted average price per share of SunEdison common stock (rounded down to the nearest cent) on the New York Stock Exchange (“NYSE”) for the five (5) consecutive trading days ending on (and including) the second trading day immediately prior to completion of the merger. As part of the merger consideration, Vivint Solar stockholders will also receive convertible notes that may be converted into shares of SunEdison common stock, which will be issued by SunEdison pursuant to an Indenture between SunEdison and a trustee. The convertible notes will be direct, unsecured, senior obligations of SunEdison. The initial conversion price for these convertible notes will be 140 percent of the Signing Measurement Price (as defined in the amended merger agreement, but the Signing Measurement Price for such purpose may not exceed $33.62 or be lower than $27.51). Based on the current trading price of SunEdison common stock and given the application of such collar, such initial conversion price would be $38.51. The convertible notes will bear interest at a rate of 2.25% per year, payable semiannually in arrears in cash, and will have a maturity date that is four years from the date of issuance.

The amended merger agreement provides that in no event will SunEdison be required to complete the merger or consummate the transactions contemplated thereby prior to January 29, 2016.

The amended merger agreement also permits Vivint Solar to solicit competing offers at any time prior to the approval of the merger by a majority of Vivint Solar stockholders. The board of directors of Vivint Solar may accept a competing offer that it determines to be “superior” (as further described in the merger agreement) to the merger with SunEdison, and terminate the merger with SunEdison if the Vivint Solar board determines that its fiduciary obligations require it to do so and if Vivint Solar pays a termination fee to SunEdison of $34 million.

In connection with the amendment of the merger agreement, SunEdison and TerraForm Power, LLC (“TerraForm Power”) have amended and restated their existing purchase agreement (the “Amended TERP Purchase Agreement”) to provide that concurrently with the completion of SunEdison’s acquisition of Vivint Solar, TerraForm Power will acquire Vivint Solar’s then-installed rooftop solar portfolio for a purchase price expected to be approximately $799 million based on the number of installed megawatts (“MW”) expected to be delivered at closing, subject to reduction based on any solar portfolio debt assumed by TerraForm Power. The actual purchase price will be based on the actual MW acquired by TerraForm Power (up to a maximum of 523 MW) on the date the transaction closes.

SunEdison has also entered into a letter agreement with TerraForm Power, pursuant to which SunEdison has agreed, among other things, to use its reasonable best efforts to sell to third-party purchasers (x) certain solar residential systems expected to be sold to TerraForm Power pursuant to a take/pay agreement to be entered into and (y) Purchased Subsidiaries (as defined in the Amended TERP Purchase Agreement) to be acquired from Vivint Solar and expected to be sold to TerraForm Power pursuant to the Amended TERP Purchase Agreement, subject to certain conditions. Upon the completion of a sale of any Purchased Subsidiary, if the closing of the transactions contemplated by the Merger Agreement has occurred, TerraForm Power will be relieved of its obligation to purchase the Purchased Subsidiaries that it has not otherwise purchased in connection with the closing and no purchase price will be paid with respect to such Purchased Subsidiaries.

The merger requires the approval of a majority of the Vivint Solar stockholders. 313 Acquisition has entered into an amended and restated voting agreement with SunEdison pursuant to which 313 Acquisition has reaffirmed its agreement to vote in favor of the adoption of the merger agreement or to deliver a written consent, as the holder of a majority of the outstanding shares of Vivint Solar common stock, approving and adopting the merger agreement, subject to certain termination events, including, among others, termination of the merger agreement.

If Vivint Solar does not exercise its right to have its Public Stockholders receive all cash consideration, the closing of the merger is subject to the SEC declaring effective SunEdison’s registration statement on Form S-4 covering the SunEdison common stock and convertible notes to be received by Vivint Solar stockholders in the Merger as a prospectus in which the proxy statement of Vivint Solar will be included and the satisfaction of other customary closing conditions. If the Public Stockholders receive all cash consideration in lieu of a mix of cash, SunEdison common stock and convertible notes, the effectiveness of SunEdison’s registration statement on Form S-4 will not be a condition to closing.

Concurrently with the execution of the amendment to the merger agreement, SunEdison and 313 Acquisition entered into a registration rights agreement, pursuant to which, subject to the terms thereof, SunEdison has granted certain registration rights in favor of 313 Acquisition that will be applicable if Vivint Solar elects to exercise its right to have the Public Stockholders receive all cash consideration.

SunEdison intends to fund the cash portion of the merger consideration primarily from the proceeds of a new $300 million secured debt facility described below and the completion of the sale of assets to TerraForm Power pursuant to the Amended TERP Purchase Agreement. However, completion of the merger is not conditioned on consummation of the new debt facility or of any other third-party financing or the completion of the asset purchase by TerraForm Power. If SunEdison is unable to obtain the funding needed to complete the merger at a time when all other conditions to the merger are satisfied, SunEdison could be liable for breach and be subject to remedies described in the amended merger agreement, including contract damages based on the economic terms of the original merger agreement.

To support the merger transaction, SunEdison has entered into a second amended and restated commitment letter with Goldman Sachs Bank USA, Barclays Bank PLC, Citigroup Global Markets Inc. and UBS Securities LLC for a $300 million secured term loan facility the “Term Facility) to be provided to a wholly-owned, indirect subsidiary of SunEdison (the “Term Borrower”) that will hold certain development assets of the expanded SunEdison residential and small commercial platform following the merger with Vivint Solar. The funding of the Term Facility is subject to customary conditions, including the negotiation of definitive documentation and other customary closing conditions.

TerraForm Power has entered into a second amended and restated debt commitment letter with Goldman Sachs Bank USA, Citigroup Global Markets Inc., Barclays Bank PLC and UBS AG, Stamford Branch for a $795 million unsecured bridge facility. The funding of the bridge facility is subject to the negotiation of definitive documentation and other customary closing conditions. The Amended TERP Purchase Agreement is not conditioned on TerraForm Power’s receipt of the new unsecured bridge facility or any other third-party financing.

The foregoing descriptions of the amended merger agreement, the Indenture, the Amended TERP Purchase Agreement, the letter agreement, the amended and restated voting agreement, the registration rights agreement and the debt commitment letters are only a summary and are not complete. The amendment to the merger agreement, the Indenture, the Amended TERP Purchase Agreement, the letter agreement, the amended and restated voting agreement and the registration rights agreement are included as exhibits to SunEdison’s Current Report on Form 8-K filed today, which, among other matters, further describes such agreements. The Company encourages interested parties to read such agreements in their entirety, as they contain additional changes and provisions that are not discussed in this press release.

About SunEdison

SunEdison is the largest global renewable energy development company and is transforming the way energy is generated, distributed, and owned around the world. The company develops, finances, installs, owns and operates renewable power plants, delivering predictably priced electricity to its residential, commercial, government and utility customers. SunEdison is one of the world’s largest renewable energy asset managers and provides customers with asset management, operations and maintenance, monitoring and reporting services. Corporate headquarters are in the United States with additional offices and technology manufacturing around the world. SunEdison’s common stock is listed on the New York Stock Exchange under the symbol “SUNE.” To learn more visit www.SunEdison.com.

About Vivint Solar

Vivint Solar is a leading provider of distributed solar energy – electricity generated by a solar energy system installed at a customer’s location – to residential, commercial and industrial customers in the United States. Vivint Solar’s customers pay little to no money upfront, receive significant savings relative to utility generated electricity and continue to benefit from guaranteed energy prices over the 20-year term of their contracts. Vivint Solar finances, designs, installs, monitors and services the solar energy systems to make things easy for its customers. For more information, visit www.vivintsolar.com or follow on Twitter @VivintSolar.

About Blackstone

Blackstone is one of the world’s leading investment firms. Blackstone seeks to create positive economic impact and long-term value for its investors, the companies it invests in, and the communities in which it works. Blackstone does this by using extraordinary people and flexible capital to help companies solve problems. Blackstone’s asset management businesses, with over $330 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including with respect to the timing of the completion of the acquisitions, expected cash available for distribution (CAFD), earnings, future growth and financial performance (including future dividends per share) and the ability to finance aspects of the acquisition, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although SunEdison and Vivint Solar believe that their expectations and assumptions are reasonable, they can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. For example, (1) Vivint Solar may be unable to obtain the stockholder approval required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an offer from another company to acquire assets or capital stock of Vivint Solar could interfere with the merger; (5) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the Amended TERP Purchase Agreement; (6) problems may arise in integration, which may result in less effective or efficient operations; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what SunEdison and Vivint Solar expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger and the related transactions; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, among others: the failure of counterparties to fulfill their obligations under the agreements; price fluctuations, termination provisions and buyout provisions in the agreements; TerraForm Power, Inc.’s ability to successfully identify, evaluate and consummate acquisitions from SunEdison, Inc. or third parties; government regulation; operating and financial restrictions under agreements governing indebtedness; the ability of SunEdison, TerraForm Power and TerraForm Power, Inc. to borrow funds and access capital markets; the ability of SunEdison and TerraForm Power, Inc. to compete against traditional and renewable energy companies; and hazards customary to the power production industry and power generation operations, such as unusual weather conditions and outages. Furthermore, any future dividends are subject to available capital, market conditions and compliance with associated laws and regulations.

SunEdison and Vivint Solar disclaim any obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions, factors or expectations, new information, data or methods, future events or other changes, except as required by law. The foregoing list of factors that might cause results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties which are described in SunEdison’s and Vivint Solar’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2014, as well as additional factors described from time to time in other filings with the SEC. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger transaction between SunEdison and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. SunEdison intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of SunEdison and a proxy statement of Vivint Solar, and Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A, or, in the event the Vivint Solar Election is exercised and 313 Acquisition delivers the Written Consent, an information statement. SunEdison and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNEDISON, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by SunEdison (when they become available) may be obtained free of charge on SunEdison’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Vivint Solar, Inc., care of Vivint Solar Investor Relations, 3301 N Thanksgiving Way, Ste. 500, Lehi, UT, 84043. Investors and security holders may also read and copy any reports, statements and other information filed by SunEdison or Vivint Solar with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

SunEdison, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SunEdison’s directors and executive officers is available in its proxy statement filed with the SEC by SunEdison on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.

Contacts:

Press:

SunEdison, Inc.

Ben Harborne

bharborne@sunedison.com

(650) 474-1631

Vivint Solar, Inc.

Casey Briggs

Public Relations

801-229-6443

pr@vivintsolar.com

Investors/Analysts:

SunEdison, Inc.

R. Phelps Morris, CFA

Vice President, Investor Relations

(314) 770-7325

pmorris@sunedison.com

Vivint Solar, Inc.

Rob Kain

Vice President of Investor Relations

801-234-7066

ir@vivintsolar.com